

February 28, 2011

Mr. C. Randall Sims
Chief Executive Officer
Home Bancshares, Inc.
719 Harkrider, Suite 100
Conway, Arkansas 72032

Re: Home Bancshares, Inc.
Form 10-K for the year ended December 31, 2009, filed March 5, 2010
Schedule 14A, filed March 8, 2010
Form 10-Q for the quarterly period ended March 31, 2010, filed May 10, 2010
Form 10-Q for the quarterly period ended June 30, 2010, filed August 9, 2010
Form 10-Q for the quarterly period ended September 30, 2010, filed November 8, 2010
Form 8-K, Filed January 3, 2011
<u>**File No. 000-51904**</u>

Dear Mr. Sims:

We have reviewed your letter that you filed on August 28, 2010 in response to our comment letter to you. We have comments set forth below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009

Business, page 3
Overview, page 3

1. We acknowledge your proposed response to comment 1. In futurefilings, please delete or disclose the basis for your claim, on page 5 of your response letter, that central Arkansas is "one of the strongest metropolitan area in the country." Define what you mean by "strongest." We note that according to the U.S. Bureau of Labor Statistics the Pine Bluff metropolitan area has an unemployment rate of 9.8 percent and it ranks 251 of 372 metropolitan areas based on unemployment rates in December 2010 (with the areas with lowest rates being ranked highest).

Lending Activities, page 7

2. We acknowledge your proposed response to comment 3. Please include in your future filings, revision of your proposed disclosure on page 9 on your response letter, as follows:

   * revise your claim that you "focus on the primary and secondary methods of repayment" to describe types of collateral which you accept and discuss whether or not you independently appraise the value of collateral before approving each loan;
   * as we requested, describe your policy on making additional loans to borrowers to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days;
   * revise your discussion of loans that exceed your lending limit to disclose the maximum amount outstanding to a single borrower; and
   * revise your discussion of modifications/restructurings to quantify, if material, the extent to which you cancel single existing loans and replace them with multiple new loans.

Form 10-Q for the Quarterly Period ended March 31, 2010

Business Combinations, page 11

3. We acknowledge your proposed response to comment 14. As we requested in the last bullet point, include in your future filings discussion and analysis in the MD&A of how you are or may be affected by the underlying findings of the following:

   * the Cease and Desist Order issued by the U.S. Office of Thrift Supervision

against Key West Bank entered on November 12, 2009; and

- the Written Agreement between Old Southern Bank, the Federal Reserve Bank and the State of Florida, Office of Financial Regulation, dated September 23, 2009.

For instance, discuss the impact on Home BancShares, from the finding that Key West Bank was operating with "an excessive concentration of interest only and nonresidential real estate loans" and with "a heavy reliance on short-term potentially volatile deposits as a source for funding longer-term investments." Please discuss the status of the Order and the Agreement and your efforts and accomplishments to address the various violations and non compliance found by the banking regulators.

Schedule 14A

Certain Relationships and Related Transactions, page 40

4. We acknowledge your proposed response, on page 39 of your response letter, to comment 20. In future filings, add to your disclosure proposed in your response that required by Instruction 4c (iii) of Item 404(a).

Form 8-K filed January 3, 2011

5. We note the disclosure of your decision to record material impairment charges totaling approximately $53 million relating to certain loans. Additionally, you disclose that approximately half of the amount charged off related to extensions of credit to several borrowers in the Florida market with the remaining amount in the Arkansas market, primarily involving one borrowing relationship. Please provide us with a comprehensive analysis which supports your historical and current accounting, including key determinations and judgments made by management for the following specific points below:

- Tell us the relevant origination information (borrower, amount, type of loan, date originated, collateral support, borrower guarantees, etc.) and subsequent payment history, loan-to-value statistics including how you determined the value of collateral and when you classified these loans as nonperforming (non-accrual and/or impaired);
- Tell us how you determined the amount of provisions and charge-offs to record at each quarter, specifically identifying the triggering events and key information management considered as a basis for determining the relevant amounts, as applicable; and

- Tell us if you consider these loans to be collateral dependent, and if so, whether you obtained independent appraisals that supported the provisions recorded and the current carrying value of these loans. If you obtained appraisals, please provide us with the relevant information provided in these reports which supports your accounting. Additionally, please tell us the last appraisal dates and the type of appraisals obtained (new full appraisal, update of a prior full appraisal, etc.). If no appraisals were obtained, please tell us how you determined the amounts of the provisions recorded and the remaining carrying value of these loans. Also revise future filings to present a summary of this information to allow investors to understand the timing and reasons for recording material provisions for loan losses.

6. We also note that with respect to the one borrowing relationship in Arkansas, the board determined that the terms and conditions of the loan documents are unlikely to be met due to a recent change in circumstances regarding the collectability of pledged collateral. To the extent that such information is not provided with respect to our previous comment and noting the information provided in your Press Conference held on January, 4, 2011, please address the following:

- Please tell us whether this borrower was considered a related party;
- Provide us with a detail of all of the current and previous loans outstanding to this borrower and any parties related to or affiliated with this borrower, including any extensions of maturity dates;
- Further explain the term "co-makers" as referenced in your Press Conference made in reference to other parties to the borrower's loans and whether you can or will pursue litigation in order to collect the outstanding balance of loans owed for which have been charged-off;
- Further explain the terms and conditions of the loan documents that would not be met and the reasons why;
- We note from your Press Conference that the underlying collateral were receivable loans. Please explain in further detail the type of receivables, how you originally and subsequently valued this collateral, how you perfected your security interest in these receivables, and whether these receivables were cross-collateralized with any of the other loans to this particular borrower;
- We also note from your Press Conference that you disclosed litigation that occurred in New York which changed your estimated proceeds to be received from $10-$12 million down to an offer of $2-$4 million. Please explain to us in further detail the background of this litigation, including why litigation commenced in New York and how your initial and current estimated proceeds were affected by the litigation, specifically addressing your position in the underlying collateral;
- We also note from your Press Conference that you state that these loans were considered to be accrual loans until late December 2010. Please tell us what

transpired in December 2010 that resulted in the loans changing from accrual to "not getting as much" to being completely charged-off; and

- Please also further explain how you monitored the loans to this borrower subsequent to origination to ensure they were appropriately classified (accrual, nonaccrual, impaired) in addition to when you recorded provisions and related charge-offs.

7. As a related matter, please provide for us a detail of all current loans outstanding which are similarly secured by receivable loans. In this regard and as a result of the significant charge-offs recorded, please tell us whether you have revised any of your accounting policies. If so, please provide us with a comprehensive detail of these changes.

       You may contact John A. Spitz at 202-551-3484 or John P. Nolan, Senior Assistant Chief Accountant at 202-551-8415 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

                                  Sincerely,

                                  Michael R. Clampitt
                                  Senior Attorney